United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

THE WENDY’S COMPANY

2.	Name of person relying on exemption:

the humane society of the united states

3.	Address of person relying on exemption:

1255 23rd St NW, Suite 450

Washington, DC 20037

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

April 6, 2022

Dear fellow Wendy’s shareholders,

This filing responds to a deceptive and deeply flawed proxy statement from Wendy’s regarding the Humane Society of the United States’ 2022 shareholder proposal.

To recap, the proposal questions the veracity of Wendy’s repeated assertions over the last 15 years about “eliminating” gestation stalls from its North American pork supply and suggests that, in fact, Wendy’s may simply be reducing (not eliminating) the amount of time pigs spend in these solitary confinement cages.

While the Company’s Board does not recommend how shareholders ought to vote on our proposal, it did publish a statement regarding the gestation stall issue in general.

That statement affirms the importance of voting FOR the proposal. Please consider the following.

First, the statement confirms that Wendy’s is not – despite its claims – eliminating gestation stalls for pigs.

Wendy’s statement asserts that its sow housing policy “reflects” an Ohio law which permits confining pigs in gestation stalls for lengthy parts of each pregnancy cycle. Therefore, Wendy’s has now admitted that it’s not actually eliminating gestation stalls in its supply chain as it promised shareholders it would do, but is merely reducing their use. This means we were right to question the veracity of Wendy’s claims about “eliminating” gestation stalls, since those claims, as the Company’s statement now shows, were simply not true.

We invite shareholders to ask: has Wendy’s truly been guided by the Ohio law? Or is the company simply now using it as a convenient excuse to defend the disparity between its unambiguous claims and its actions?

For context, the Ohio law was passed in 2010. But it wasn’t until late 2021 (after our shareholder proposal was filed) that Wendy’s first even mentioned this law (in a website statement). Never before had Wendy’s publicly said its sow housing policies had anything to do with some law in Ohio.

Moreover, by the time that law was passed in 2010, Wendy’s had already been communicating about “eliminating” gestation stalls for years. As our proposal points out, dating back to 2007, Wendy’s was encouraging its suppliers “to eliminate sow gestation stalls.”

Then, in 2012, Wendy’s announced it would fully eliminate these stalls. It never so much as mentioned the 2010 Ohio law at the time. In fact, Wendy’s explicitly stated that its 2012 policy was a continuation of its efforts dating back to 2007 (which again, couldn’t have had anything to do with the Ohio law, since it didn’t exist then).

Here is the complete statement on this issue from Wendy’s website in 2012:

Wendy’s is working with its U.S. and Canadian Pork Suppliers to eliminate the use of sow gestation stalls over time. We believe that confining pigs in gestation stalls is not sustainable over the long-term, and moving away from this practice is the right thing to do.

Since 2007, Wendy’s has given preferential buying to those suppliers who adopt an ongoing plan to phase out single sow gestation stalls. As a result, a steadily increasing portion of our pork supply has come from hogs not raised in gestation stalls. (Emphasis added)

We are now going further by requiring all our U.S. and Canadian suppliers to provide their plans to phase out the use of gestation stalls in their operations. (Emphasis added)

Between 2012 and 2021, Wendy’s made further representations about “eliminating” gestation stalls – samples of which are chronicled in our shareholder proposal. Over many years Wendy’s consistently said it will “eliminate or is “eliminating ” gestation stalls; these words have a clear and obvious meaning, and they certainly do not describe what the company now admits it is actually doing: merely reducing the time pigs spend essentially immobilized in gestation stalls. These representations went as far as saying gestation stalls would be eliminated “entirely” – and not a single one of them ever mentioned a law in Ohio.

So, if Wendy’s was using that law as guidance, it was doing so in secret – while publicly representing it was doing something very different.

And here’s the thing: whether Wendy’s was secretly using a law in Ohio as guidance for its own policy or is now simply using it as a convenient excuse to defend its actions, the company’s statements have still been deceptive.

Reasonable shareholders would not be able to associate Wendy’s repeated statements about “eliminating” gestation stalls as having anything whatsoever to do with a law in Ohio, since the company had never correlated its actions to that law in any public statements between 2007 and late 2021.

Against that backdrop, getting back to the “ask” of our shareholder proposal: Wendy’s proxy statement fails to provide the disclosure sought by the proposal.

The proposal asks Wendy’s to confirm that gestation stalls will truly be eliminated by the end of 2022. Wendy’s proxy statement confirms that will not the be case. Thus, part two of the proposal’s “Resolved” clause kicks in: a request for the company to disclose: 1) what percentage of its pork, if any at all, is fully gestation stall-free and 2) what risks the company faces over the disparity between its statements about eliminating stalls and the fact that it isn’t actually doing that. Wendy’s proxy statement reads like a defense of still allowing sows to be confined in gestation stalls – and does not, in any way, provide these disclosures requested by the proposal.

Thus, we recommend shareholders vote FOR our proposal on Wendy’s 2022 proxy.

Kind regards,

Matthew Prescott, Senior Director of Food and Agriculture

(240) 620-4432, mprescott@humanesociety.org

Please note: The Humane Society of the United States is not asking for and cannot accept your proxy card. Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.